Exhibit 99.2

Appendix 4C Quarterly report for entities admitted on the basis of commitments

Appendix 4C – 3rd Quarter

Quarterly Report

For Entities Admitted on the Basis of Commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of Entity:

Prima BioMed Ltd

(ASX:PRR)

ABN:

Quarter Ended (“Current Quarter”)

90 009 237 889

31 March 2014

Consolidated Statement of Cash Flows

Current Quarter

Year-to-Date

Cash flows related to operating activities

$A’000

$A’000

1.1

Receipts from customers

17

17

1.2

Payments for

(a) staff costs

(956)

(3,105)

(b) advertising and marketing

(81)

(229)

(c) research and development

(2,096)

(7,818)

(d) leased assets

-

-

(e) other working capital

(447)

(1,331)

1.3

Dividends received

-

-

1.4

Interest and other items of a similar nature received

202

595

1.5

Interest and other costs of finance paid

-

-

1.6

Income taxes expense

-

(25)

1.7

Other – (R&D tax refund, grants received)

1,761

1,861

Net operating cash flows

(1,600)

(10,035)

+ See chapter 19 for defined terms.

30/9/2001

Appendix 4C Page 1

Appendix 4C Quarterly report for entities admitted on the basis of commitments

Current Quarter

Year-to-Date

$A’000

$A’000

1.8

Net operating cash flows (carried forward)

(1,600)

(10,035)

Cash flows related to investing activities

1.9

Payment for acquisition of:

(a) businesses (item 5)

-

-

(b) equity investments

-

-

(c) intellectual property

-

-

(d) physical non-current assets

(21)

(68)

(e) other non-current assets

-

-

1.10

Proceeds from disposal of:

(a) businesses (item 5)

-

-

(b) equity investments

-

-

(c) intellectual property

-

-

(d) physical non-current assets

-

-

(e) other non-current assets

-

-

1.11

Loans to other entities

-

-

1.12

Loans repaid by other entities

-

-

1.13

Other (provide details if material)

-

-

Net investing cash flows

(21)

(68)

1.14

Total operating and investing cash flows

(1,621)

(10,103)

Cash flows related to financing activities

1.15

Proceeds from issues of shares, options, etc.

-

6,845

1.16

Transfer of shares

-

-

1.17

Proceeds from borrowings net finance costs

-

-

1.18

Repayment of borrowings

-

-

1.19

Dividends paid

-

-

1.20

Other - capital raising costs

156

(494)

Net financing cash flows

156

6,351

Net increase (decrease) in cash held

(1,465)

(3,752)

1.21

Cash at beginning of quarter/year to date

28,580

30,022

1.22

Exchange rate adjustments to item 1.21

(378)

467

1.23

Cash at end of quarter

26,737

26,737

+ See chapter 19 for defined terms.

30/9/2001

Appendix 4C Page 2

Appendix 4C Quarterly report for entities admitted on the basis of commitments

Payments to Directors of the Entity and Associates of the Directors

Payments to Related Entities of the Entity and Associates of the Related Entities

Current Quarter

$A’000

1.24

Aggregate amount of payments to the parties included in item 1.2

188

1.25

Aggregate amount of loans to the parties included in item 1.11

-

1.26 Explanation necessary for an understanding of the transactions

Directors’ fees and consulting fees at normal commercial rates

Non-Cash Financing and Investing Activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated Assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing Facilities Available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

Amount Available

Amount Used

$A’000

$A’000

3.1

Loan facilities

-

-

3.2

Credit standby arrangements

-

-

+ See chapter 19 for defined terms.

30/9/2001

Appendix 4C Page 3

Appendix 4C Quarterly report for entities admitted on the basis of commitments

Reconciliation of Cash

Reconciliation of cash at the end of the quarter

Current Quarter

Previous

(as shown in the consolidated statement of cash flows)

Quarter

to the related items in the accounts is as follows.

$A’000

$A’000

4.1

Cash on hand and at bank

9,247

6,769

4.2

Deposits at call

3,490

4,998

4.3

Bank overdraft

-

-

4.4

Other (Term Deposit)

14,000

16,813

Total: Cash at end of quarter (item 1.23)

26,737

28,580

Acquisitions and Disposals of Business Entities

Acquisitions

Disposals

(Item 1.9(a))

(Item 1.10(a))

5.1

Name of entity

-

-

5.2

Place of incorporation or registration

-

-

5.3

Consideration for acquisition or disposal

-

-

5.4

Total net assets

-

-

5.5

Nature of business

-

-

Compliance Statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign Here: Date: 29th April 2014

Company Secretary

Print Name: Deanne Miller

+ See chapter 19 for defined terms.

30/9/2001

Appendix 4C Page 4

Appendix 4C Quarterly report for entities admitted on the basis of commitments

Notes

1. The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, AASB 1026: Statement of Cash Flows apply to this report except for the paragraphs of the Standard set out below.

6.2 -reconciliation of cash flows arising from operating activities to operating profit or loss

9.2 -itemised disclosure relating to acquisitions

9.4 -itemised disclosure relating to disposals

12.1(a) -policy for classification of cash items

12.3 -disclosure of restrictions on use of cash

13.1 -comparative information

3. Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

30/9/2001

Appendix 4C Page 5